EXHIBIT (d)(18)

NORTHERN FUNDS

AMENDED AND RESTATED AGREEMENT TO REIMBURSE ACQUIRED FUND FEES AND EXPENSES

Amended and Restated Agreement (“Agreement”) dated as of October 23, 2018 by and between NORTHERN FUNDS (the “Trust”), a Delaware business trust and a registered investment company under the Investment Company Act of 1940, as amended, and NORTHERN TRUST INVESTMENTS, INC. (‘‘NTI”).

WHEREAS, NTI serves as investment adviser and administrator to the funds listed on Exhibit A hereto (each a “Fund, and together, the “Funds”) pursuant to a Management Agreement between the Trust and NTI dated June 30, 2014, as amended (the “Management Agreement”).

WHEREAS, NTI has undertaken to reimburse certain, but not all, of the expenses for the Funds set forth on Exhibit A pursuant to an Expense Reimbursement Agreement dated June 30, 2014, as amended (the “Expense Reimbursement Agreement”), subject to certain excepted expenses as agreed to by the parties in writing from time to time (“Excepted Expenses”).

WHEREAS, the Funds may invest from time to time in other non-money market mutual funds or exchange-traded funds managed by NTI (“Underlying Funds”), and the parties now wish for NTI to provide an undertaking to reimburse an amount equal to the acquired fund fees and expenses incurred by the Funds from their investment in the Underlying Funds.

NOW THEREFORE, in consideration of the foregoing, the parties intending to be legally bound hereby, agree as follows:

1. NTI shall from the date set forth on Exhibit A with respect to each Fund, reimburse the amount of the acquired fund fees and expenses, as calculated pursuant to Form N-1A, that is incurred by each Fund and are attributable to the Fund’s investment in an Underlying Fund (“Reimbursable AFFE”), and the parties agree that such Reimburseable AFFE shall not be treated as Excepted Expenses, notwithstanding any agreement regarding Excepted Expenses.

2. This Agreement shall have an initial term of at least one year with respect to each Fund from the date set forth on Exhibit A (the “Initial Term”) and shall continue automatically for periods of one year (each such one year period, a “Renewal Year”). This Agreement may be terminated with respect to a Fund, as to any succeeding Renewal Year, by either party upon 60 days’ written notice prior to the end of the current Initial Term or then current Renewal Year. Notwithstanding the foregoing, this Agreement may be terminated by the Trust’s Board of Trustees, with respect to a Fund, at any time if it determines that such termination is in the best interest of the Fund and its shareholders.

3. NTI acknowledges and agrees that it shall not be entitled to collect on or make a claim for reimbursed expenses that are the subject of this Agreement at any time in the future.

4. This Agreement shall be governed by and construed under the laws of the State of Illinois, without regard to its conflict of law provisions. This Agreement may be signed in counterparts.

5. This Agreement supersedes all prior agreements and amendments with respect to the subject, including the Northern Funds Agreement to Reimburse Acquired Fund Fees and Expenses dated July 31, 2018; however, this Agreement does not supersede the Expense Reimbursement Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

NORTHERN FUNDS

By:	/s/ Peter K. Ewing
Name:	Peter K. Ewing
Title:	President

NORTHERN TRUST INVESTMENTS, INC.

By:	/s/ Randal Rein
Name:	Randal Rein
Title:	Senior Vice President

Exhibit A

Northern Funds

	Name of Fund	Effective Date
1.	Short Bond Fund	July 31, 2018
2.	U.S. Government Fund	October 23, 2018
3.	Short-Intermediate U.S. Government Fund	October 23, 2018